Direct Phone: 503.553.3185

jason.powell@foster.com

December 1, 2022

United States Securities and Exchange Commission Division of Corporation Finance and Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Re:	Fundhomes 1, LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed November 4, 2022
File No. 024-11939

Dear Ladies and Gentlemen:

We have reviewed your letter requesting certain amendments and additional information in relation to our offering statement filed November 14, 2022, File No. 024-11939 (“Offering Statement”). We have made changes to the Offering Statement in additional to providing addition information to address your comments in your letter. Please see below for responsive comments to you letter.

Cover Page

1.	Refer to prior comment 1. We note your revised disclosure regarding rolling closings and that you continue to reserve the right to terminate the offering at your sole discretion. Please provide expanded disclosure regarding your rolling closings including how frequently closings may occur, how you will determine whether and when to have a closing and whether you may terminate the offering without ever having a closing. Given these offering features please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Response:	The Company has revised the language to clarify when the Company will conduct closings. Further, The balance of the Company’s escrow account is not intended to operate as a minimum offering for any particular series. Instead, the Company will review the balance of the account to understand when to affect a close and settlement for the greatest benefit to the Company, as each closing involves fixed costs to the Company. Further, language has been added to clarify that subscriptions are processes and rejected for accuracy of investor representations, ability to transfer funds, and AML/KYC concerns, which do not result in a delayed offering.

United States Securities and Exchange Commission
December 1, 2022

Plan of Distribution

2.	We note your statement that “If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.” Please clarify that the funds will be returned “promptly” to investors.

Response:	We have revised the language to include the word promptly.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

3.	We note your statement that “The following is a summary of certain U.S. federal income tax considerations for U.S. investors.” Please revise to remove “certain” from your introductory sentence and also clarify that the discussion addresses the material U.S. federal income tax consequences.

Response:	We have modified the heading to remove the word “Material”. We also have added the word material after the word certain. Removing the word certain in its entirety implies that in this section of the offering circular we have summarized “all” U.S. federal income tax considerations which is not the case and we believe potential exposes the Company to liability.

4.	Please further revise your disclosure in this section to clearly address the implications for investors in a series in the event such series may not be treated as a separate corporation for tax purposes as requested in prior comment 3.

Response:	We have added language to address this comment.

United States Securities and Exchange Commission
December 1, 2022

Please feel free to contact me if you have any questions at the above contact information.

Sincerely,

FOSTER GARVEY PC

/s/ Jason M. Powell
Jason M. Powell
Principal

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